TSX: IMG   NYSE: IAG

NEWS RELEASE

IAMGOLD REACHES AGREEMENT WITH REPUBLIC OF SURINAME TO SUPPORT OPERATING MARGIN IMPROVEMENT AND AN EXTENDED MINE LIFE AT ROSEBEL

Toronto, Ontario, August 7, 2013 – IAMGOLD Corporation ("IAMGOLD" or the "Company") announced today that it has concluded new agreements with the Republic of Suriname ("Suriname") regarding power rates that will support current and future operations at the Company's Rosebel Gold Mine ("Rosebel") and contribute to the development of power infrastructure in Suriname. These new agreements complement the previously announced joint venture agreement between the Company and Suriname targeting new ore at lower power rates in areas surrounding the current mine operation.

"The challenge for Rosebel has been the transition of its existing operations to process harder rock at the current power rate of 20 cents per kilowatt hour," said Gord Stothart, Executive Vice President and Chief Operating Officer at IAMGOLD. "There have been two important developments that allow IAMGOLD the potential to access more soft rock and better power rates. The first development, announced on April 15, 2013, established a new joint venture growth vehicle targeting softer ore at 11 cents per kilowatt hour in areas surrounding the current mine operation. And now, we have concluded an agreement to reduce existing power rates, which will allow us to potentially reduce our costs by up to $50 per ounce and the Government of Suriname and our shareholders to benefit from much better operating margins and a longer mine life."

President and CEO of IAMGOLD, Steve Letwin, added, "We are very pleased that our work over the last few years to improve the communication and relationship between IAMGOLD and our partner, the Government of Suriname, is now bearing fruit. We thank the Government for their full engagement and support. I also extend a special thanks to our SVP Corporate Affairs, Ben Little, and his team. These new agreements will be incorporated into the feasibility assessments of several expansion scenarios for presentation to the Company's Board at the end of the third quarter and will lead to an announcement detailing the future plans for Rosebel."

About IAMGOLD
IAMGOLD (www.iamgold.com) is a leading mid-tier gold producer with six operating gold mines (including current joint ventures) on three continents. In the Canadian province of Québec, the Company also operates Niobec Inc., one of the world's top three producers of niobium, and owns a rare earth element resource close to its niobium mine. IAMGOLD is well positioned for growth with a strong financial position and extensive management and operational expertise. To grow from this strong base, IAMGOLD will advance those projects from its pipeline of exploration and expansion projects that can deliver attractive rates of return. IAMGOLD's growth plans are strategically focused in certain regions in Canada, select countries in South America and Africa.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION
All information included in this news release, including any information as to the Company's future financial or operating performance, and other statements that express management's expectations or estimates of future performance, other than statements of historical fact, constitute forward looking information or forward-looking statements and are based on expectations, estimates and projections as of the date of this news release. For example, forward-looking statements contained in this news release include, without limitation, statements with respect to: the Company's expectations for power costs, operating margins and mine life at its Rosebel mine in Suriname. Forward-looking statements are provided for the purpose of providing information about management's

current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to the, use of the words "will", "targeting" and "allow" and other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that reliance on such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company's estimated future results, performance or achievements expressed or implied by those forward-looking statements, and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold or certain other commodities (such as oil and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, and financing; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in Suriname; operating or technical difficulties in connection with mining or development activities; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company's credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. With respect to development projects, IAMGOLD's ability to sustain or increase its present levels of gold production is dependent in part on the success of its projects. Risks and unknowns inherent in all projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs of such projects, and the future prices for the relevant minerals. The capital expenditures and time required to develop new projects are considerable, and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD's estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project; in either case, the project may not proceed, either on its original timing or at all.

For a more comprehensive discussion of the risks faced by the Company, and which may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the company's estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company's latest Annual Information Form, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The risks described in the Annual Information Form (filed and viewable on www.sedar.com and www.sec.gov/edgar.html, and available upon request from the Company) are hereby incorporated by reference into this news release.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

For further information please contact:

Bob Tait, VP Investor Relations
Tel: (416) 360-4743 Mobile: (647) 403-5520

Laura Young, Director Investor Relations
Tel: (416) 933-4952 Mobile (416) 670-3815

IAMGOLD Corporation Toll-free: 1 888 464-9999 info@iamgold.com

<u>Please note:</u>
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

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